January 13, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran	Brown

    Christina DiAngelo

Re: Nuveen Multistate Trust IV (the “Registrant”);

File No. 333-178402

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on January 5, 2011 with respect to the Registrant’s Registration Statement filed on December 9, 2011, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Missouri Tax Free Fund (“Acquired Fund”) into Nuveen Missouri Municipal Bond Fund (“Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:      The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include the name of the Acquiring Trust in the introductory paragraph of the Q&A section.

Response:      The Registrant has revised the disclosure as requested.

(3)	Comment: Please clarify the language designating the class of Acquiring Fund shares to be received by each class of the Acquired Fund in the Reorganization.

Securities and Exchange Commission

January 13, 2012

Response:      The Registrant has revised the disclosure as requested.

(4)	Comment: In regards to the comparison of the Funds’ investment strategies, with respect to the Acquired Fund’s investment strategy of investing up to 20% of its net assets in taxable obligations, please indicate whether net assets includes the amount of any borrowings for investment purposes.

Response:       For the information of the staff, the Acquired Fund’s strategy of investing up to 20% of its net assets in taxable obligations does not include the amount of any borrowings for investment purposes.

(5)	Comment: In the Combined Fund Pro Forma column of the Annual Fund Operating Expenses table, in each respective Class C1 shares row, please include the applicable Class A shares’ numbers and include a footnote explaining that the numbers shown are for Class A shares of the Acquiring Fund because Class C1 shareholders will receive Class A shares as a result of the Reorganization.

Response:      The Registrant has revised the disclosure as requested.

(6)	Comment: In footnote 1 to the Annual Fund Operating Expenses table, please include the dollar amount and basis point effects of the costs of the Reorganization in a parenthetical.

Response:      The Registrant has revised the disclosure as requested.

(7)	Comment: With respect to the “Fee Waivers and/or Expense Reimbursements” line item in the Annual Fund Operating Expenses table for the Acquiring Fund and the Combined Fund Pro Forma, please change the references from “(0.00%)” to “0.00%.”

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: Please confirm that the Board has no intention to terminate the fee waiver/expense reimbursement disclosed in the Annual Fund Operating Expenses table within one year from the effective date of the Registration Statement.

Response:      For the information of the staff, the Registrant confirms that, to its knowledge, the Board has no intention of terminating the fee waiver/expense reimbursement disclosed in the Annual Fund Operating Expenses table within one year from the effective date of the Registration Statement.

Securities and Exchange Commission

January 13, 2012

(9)	Comment: Please confirm that the Funds do not have acquired fund fees and expenses that should be shown as a separate line item in the Annual Fund Operating Expenses table.

Response:      The Registrant confirms that acquired fund fees and expenses, if any, for the period presented is less than 0.01%, and therefore a separate line item is not shown.

(10)	Comment: In regards to the discussion comparing each Fund’s fundamental investment restrictions, please clarify the treatment of revenue bonds with respect to the Funds’ concentration policies.

Response:      The Registrant has included disclosure, consistent with the current Statement of Additional Information disclosure, stating that each Fund classifies tax-exempt bonds backed only by the assets and revenues of a non-governmental user as issued by such non-governmental user and as subject to the Fund’s concentration policies.

(11)	Comment: Please include updated performance as of December 31, 2011.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(12)	Comment: With respect to the Acquiring Fund, the performance disclosure refers to “a broad measure of market performance and an index of funds with similar investment objectives,” but there are three indices included in the Average Annual Total Returns table. Please clarify the performance disclosure with respect to the indices shown.

Response:      The Registrant has revised the disclosure as requested.

(13)	Comment: With respect to the Acquiring Fund’s Average Annual Total Returns table, please define the “Lipper Peer Group.”

Response:      The Registrant has revised the disclosure to reflect the specific index name.

(14)	Comment: Please provide an explanation for the difference between the Acquired Fund’s management fee rate disclosed in the Annual Fund Operating Expenses table and its management fee rate disclosed on page 14 of the Proxy Statement/Prospectus.

Securities and Exchange Commission

January 13, 2012

Response:      For the information of the staff, the Acquired Fund’s management fee rate disclosed in the Annual Fund Operating Expenses table is the gross fee rate, while the fee rate set forth on page 14 of the Proxy Statement/Prospectus is net of fee waivers/expense reimbursements in effect during the period, including a fee waiver/expense reimbursement arrangement for a greater amount that expired during the period.

(15)	Comment: Please clarify whether Acquired Fund Class C1 shareholders will pay a front end sales load on future purchases of Class A shares of the Acquiring Fund.

Response:      The Registrant has clarified the disclosure to explain that Acquired Fund shareholders would not be subject to any sales load with respect to any Acquiring Fund shares received in the Reorganization, but that any future purchases of Acquiring Fund shares would be subject to the standard load structure applicable to Class A Acquiring Fund shares.

(16)	Comment: With respect the “Distribution, Purchase, Redemption, Exchange of Shares and Dividends” section of the Proxy Statement/Prospectus, please disclose any other relevant differences between the Acquiring Fund and Acquired Fund, including any differences as a result of Class C1 shareholders receiving Class A shares of the Acquiring Fund in connection with the Reorganization.

Response:      The Registrant has clarified the disclosure in this section in response to the staff’s comment. In particular, the Registrant has added disclosure to note that Class A shares of the Acquiring Fund are subject to a sales load, that Class C1 shareholders will be able to make additional investments into their accounts after the Reorganization by purchasing Class A shares and that while each Fund has exchange privileges, the exchange options offered by each Fund differ because the Funds have different transfer agents.

(17)	Comment: In the “Continuation of Shareholder Accounts and Plans; Change in Exchange Privileges; Share Certificates” section of the Proxy Statement/Prospectus, please include disclosure relating to the change in exchange options as a result of the Funds’ different transfer agents. Specifically, state whether the exchange options of Acquired Fund shareholders following the Reorganization will be more limited as a result of the change in transfer agents.

Response:      The Registrant has revised the disclosure as requested.

Securities and Exchange Commission

January 13, 2012

(18)	Comment: Please clarify the first footnote to the Capitalization Table to indicate that the approximately $102,000 of Reorganization costs to be charged to the Acquired Fund is not reflected in the dollar amounts in the Capitalization Table because such amount will be reimbursed by the Adviser.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(19)	Comment: Please make any applicable revisions to the “Pro Forma Financial Information” Section as requested via the email sent on January 4, 2012.

Response:      The Registrant has revised the disclosure in response to the staff’s request.

(20)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response:      For the information of the staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(21)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response:      The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. The Funds are substantially similar with the same portfolio managers. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

Securities and Exchange Commission

January 13, 2012

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/ Abigail J. Murray

Appendix A

NUVEEN MISSOURI MUNICIPAL BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Missouri Municipal Bond Fund (the “Acquiring Fund”) and Nuveen Missouri Tax Free Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquiring Fund since 1997 and the Acquired Fund since January 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Funds since January 2011. The same portfolio manager currently manages both Funds and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. The portfolio manager has managed the Acquired Fund since December 2002; whereas, a different portfolio manager managed the Acquiring Fund prior to January 2011.

Expense Structures and Expense Ratios	The class and expense structure of the combined fund will be the same as that of the Acquiring Fund.

Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of June 30, 2011, the Acquiring Fund had approximately $233 million in assets and the Acquired Fund had approximately $158 million in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, a majority of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.